Filed by M3-Brigade Acquisition V Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: M3-Brigade Acquisition V Corp.

Commission File No. 001-42171

Subject Company: ReserveOne, Inc.

Subject Company: ReserveOne Holdings, Inc.

Date: November 7, 2025

As previously disclosed, on July 7, 2025, M3-Brigade Acquisition V Corp. (“M3-Brigade”), ReserveOne, Inc. a Delaware corporation (“ReserveOne” or the “Company”), ReserveOne Holdings, Inc., wholly-owned subsidiary of ReserveOne (“Pubco”), R1 SPAC Merger Sub, Inc., a wholly-owned subsidiary of Pubco and R1 Company Merger Sub, Inc., a wholly-owned subsidiary of Pubco, entered into a Business

Reeve Collins, Chief Executive Officer of M3-Brigade, spoke at Hack Seasons. The excerpt of the transcript is provided below.

Host: What’s the vision behind your 1 billion crypto treasury project? ReserveOne.

Reeve Collins: So my other project is ReserveOne. So I’m the chairman of a newly digital asset treasure that’s soon to be finalized. The SEC is confirming our business combination. We did a deSPAC. We raised $1 billion to take this company public and hold 80% Bitcoin, 20% altcoins. We have the diversified treasury that we’re bringing to market. So for me personally, why I’m doing this, it’s because it’s delivering exposure to crypto to those people who haven’t had it before. So, the early adopters and people that understand wallets and are comfortable interacting with wallets, having their passwords, buying Bitcoin, there’s a whole universe of those people, but it’s actually small. As much as we’d like to think it’s the whole world, there’s a lot more people that would much rather just call their stock broker and say, “Buy this stock because I want exposure to crypto.” And ReserveOne is bringing a diversified um exposure to them. So they actually get really high quality and highly managed assets in their stock portfolio. So it’s great for individuals but really institutions who even if they wanted to create or I’m sorry um carry crypto on their balance sheet they can’t but now they can hold the equity ReserveOne. So it’s also the blending. It’s also representing the shifting in the tides of regulation and acceptance. The fact that we can now have public companies where the SEC is okay and the US government is okay having public companies solely focused on crypto and bitcoin and so ReserveOne is this bespoke vehicle to give retail and institutions exposure to the broader crypto ecosystem in a very safe regulated and transparent world.

Host: Amazing and last but not least how can stable boys evolve into FET infrastructure?

Reeve Collins: So to me when I say that that right now there are these centralized entities that control, stable coins, public infrastructure to me is where the public reaps the rewards where it’s just infrastructure that the whole world can equally access and post collateral and create this stable coin that ideally the whole world will accept USST because the interesting thing about it is if you put the money into the system, you’re the one that gets the yield. But USST is not a yield bearing stable coin. It’s not algorithmic. It’s fully backed, but it also is freely trading. So it’s identical to USDT and USDC in that manner. So if you’re just a user, you’re not getting any of the interest. But if you’re just a user, you know that by using it, you’re benefiting the public. You’re benefiting everyone else who did put the money in the system, not a centralized entity. And you also know that you can just as easily be the minter. So you can either mint and participate or just use it knowing that you’re part of a movement. You’re part of the movement to stable 2.0. You’re part of the movement to delivering on the promise of web freeware. The community is the one that’s reaping the rule the rewards. So that’s what I mean by public infrastructure.

Jaime Leverton, Chief Executive Officer of ReserveOne, spoke at Angels to Allocators Podcast. The excerpt of the transcript is provided below.

Jaime Leverton: I’ll make one prediction. I think the cycle breaks. I think this is the cycle that breaks the four-year cycle. I’ve never said that before.

Host: This podcast is for informational and entertainment purposes only and is not investment, legal, or financial advice. Opinions are those of the host and guests and do not reflect any affiliated entities. Investing involves risk and past performance is not indicative of future results. The host and guests may hold positions in discussed securities. Now, please enjoy the show. Jamie, thank you so much for joining me today. Super excited to chat with you. All right, Jamie, you’re the CEO of ReserveOne. ReserveOne is a digital asset treasury company offering investors diversified and active exposure to the digital asset market.

…

Jaime Leverton: So that’s really I think one of the primary drivers of that diversification uh happening so widely but also while most of them are keeping the Bitcoin stack to have a good source of capital that maintains optionality cause now there are many more options um to do lending against your stack. You were actually the first um miner at Hut 8 uh to enter into a lending agreement with Coinbase um against our using our Bitcoin as collateral. Which is actually how I know Sebastian Bea who’s with me at ReserveOne as our chief investment officer and had been at uh at Coinbase, head of Coinbase asset management and that’s how we first got to know each other. Um so yeah, I think that that’s kind of two parts. I’m blessed. I sit on the board of Riot platforms and Riot’s in the middle of that pivot right now. Um, and I think it’s just a really exciting time to kind of re-imagine these businesses. Um, and the market the market’s ready for it. And I think Bitcoin mining needs to be used more strategically going forward. Um, and I think we’re going to see really interesting applications uh for the next number of years. I don’t see Bitcoin mining going away from Bitcoin miners. I just think it’s going to evolve.

…

Host: Very cool. All right. So, you could have there was many options for you. You could have gone trad-tech more crypto and within the crypto bucket there’s so many options for you. Why decide DAT? And when you were deciding DAT what was the ideation on? Okay, we’re going to do a DAT, but we don’t want to do a single asset DAT. We want to do something different. Like take me through that ideation process of how do we build something better?

Jaime Leverton: Well, again, if you think about where I started, right, had really an early treasury play. the miners were the first public equity that served as a proxy uh for people to get exposure to

Bitcoin. Bu through an equity format. So, it was a way to kind of give easy crypto access, but it was a bit of a that’s a bit of a blunt instrument. And so, when we were when we were thinking about ReseveOne, I really like I always enjoyed the treasury side. I think there are a lot of increasingly interesting ways to think about yield and think about how to put those assets to work. And our thinking around how we constructed the company was how do we take that giving investors access to crypto in an easy way to the next level. So it was really building out broader industry exposure but still in a single equity. And kind of inspired by what we were seeing from the federal government between the strategic Bitcoin reserve and the digital asset stockpile. So they’ve talked about assets that they intend to maintain in the stockpile in addition to a strategic Bitcoin reserve. So our model is 80% Bitcoin and then 20% digital assets representative of the stockpile. Em which is as so far what we believe will be in there Ethereum, Solana, ADA and XRP. Uh as I mentioned, Sebastian is our chief investment officer. Uh very very well versed in this space. So the way we set up the structuring is based on free float market cap with an ability to generate yield kind of override so that gets the weightings such that the market kind of take will take care of itself. So we’re not actively rebalancing anything and that puts ETH around 10 Solana around 7 ADA and XRP the balance.

Host: Very cool. Okay. So what do you think about folks that say you know DATs don’t need to exist. We have ETFs. We have other I don’t know simpler instruments to get exposure to digital assets or buying the token directly. Uh what do you say to the haters?

Jaime Leverton: Look, haters are going to hate. Um you kind of have to block that out. ETFs are different. Mutual funds are different. Hedge funds are different. Um the way they interact with the leverage, uh the way they can generate yield. In our case we also have the opportunity to allocate up to 10% of our AUM into high conviction venture opportunities which you can’t do in those other structures and we have we have a seasoned not to age myself and the rest of the team but we have a seasoned management team highly impressive and board of directors as well kind of supporting this vision and so I think I think that’s very different from any of those other products. And we’re just excited to bring it to market assuming uh we get through our regulatory approvals.

Host: Which should be coming in Q1?

Jaime Leverton: Uh difficult to say. The government is currently in shutdown which extends to the SEC. So um I cannot predict when everybody’s going to go back to work. But I did hear this morning the longest prior shutdown, like the longest it’s ever gone is 35 days. Okay.

Host: So, so hopefully we don’t beat that.

Jaime Leverton: Yeah. If you want to go over under, please go under. Yes.

Host: All right. So, the 20%, it’s 80% Bitcoin, 20% Alts. The thought process behind that allocation was, okay, we want to have our core safe quote unquote base safe within crypto. It’s kind of like the index as you will be Bitcoin and hopefully will outperform with this 20% allocation or was more the yield profile. What was the what was the decision-m process to have that 20%?

Jaime Leverton: A little a little bit of both honestly. Um typically or you’ll often see Alts outperform at different points in the cycle. Uh, one of the things that I think will be interesting as we get regulatory clarity hopefully coming with the CLARITY Act, um, I it should bring more of a halo to the Alts that that have been kind of just stuck waiting to figure out their market structure environment. Bitcoin’s had arguably clarity ironed out for the rest of the ecosystem.

Host: Are you looking at this 20% Alt allocation? Is that going to be if you’re going to add or remove an asset from that is that based on what the digital asset stockpile is doing or can you make your own decision? Hey, we’re going to add hype or whatever new coin you know that you want.

Jaime Leverton: Uh so we have the flexibility initially as I say it’ll be based on what we see from the stockpile as that strategy evolves. Uh I would expect other tokens to be added within the stockpile although I’ve we have we have no inside baseball. That’s just my guess. 10 feels like a good number as opposed to four, but who knows? Um, so we would add and kind of adjust based on those adjustments made by the stockpile, but we do have um obviously the ability for management um intelligence as well.

Host: What does that process look like to add or remove? Is there like an IC committee?

Jaime Leverton: Yeah. Yes, we have a we’ve got an IC committee. Um, we’re building out that structure and kind of cadence now just in advance of hopefully uh getting through regulatory within the next few months here.

Host: And you know XRP and ADA uh I talk a lot of smack about XRP. Um I think that it’s there’s they do an incredible job at marketing and they’ve been very successful as it ripples is extremely successful. It’s hard to knock them on that, but um like Eth Sol are more understandable for me at least. What is the thought process on um these assets? Is it more so, hey, they have the highest market cap and they have the wise audience or what are you trying to optimize for? Is it just market cap or is audience or is a little bit both?

Jaime Leverton: Just the way we’ve done the weightings again based on free float market cap and ability to generate yield, they do fall into the into the you know lower weightings. I can’t tell you why they were added to the digital asset stockpile, but um, you know, Cardono and XRP have really engaged followers, engaged investor base, developers, active founders. So they’ve they continue to be a dominant force in the crypto industry and frankly, good for them. We’ve built a structure that is actually bringing these communities together and encouraging uh cooperation and collaboration as far as we’re concerned. They’re all part of our family.

Host: Good luck with that.

Jaime Leverton: But I do think as the industry matures um we we’ve actually matured quite a bit over the past few years if you think about how we’ve engaged collectively in education in um trying to trying to tackle and influence better legislation, better regulatory environments, both local, provincial, federal. We’ve definitely come a long way. And I think it what’s good for one project should be good for the industry. And you know what what’s the saying tide rises all boats. So I think that’s the more kind of mature way to think about it. I’m not engaging in…

Host: You’re not on twitter talking…

Jaime Leverton: No, I’m not. But honestly, there’s a lot of interest and excitement around learning about some of these new projects, going a little bit deeper as opposed to when you come into the space, often it’s just Bitcoin. And it’s easy to kind of start off as a Bitcoin maxi. Uh but then over time, I think people get more curious, they get more engaged, they start looking at different communities, at different use cases, and I think that’s healthy. I think it’s good for the ecosystem and I like that we’re pioneering like that collaboration inside our own corporation.

Host: All right. So 10% of the total AUM can be allocated to high conviction VC style plays. When you when you say that is this are these equity and token or is it just equity or just token or how do you…

Jaime Leverton: It’s a pretty open option for us. The big one everything goes into digital assets. We’re not holding back fiat. There’s no timeline associated with it. It’s just an option when we see something that we would be able to execute them.

Host: And I’ve heard Sebastian on a different podcast talking about this. So, you know, there’s maybe I should, you know, have him come on after you maybe.

Jaime Leverton: He’s right over there.

Host: Is he? We’ll bring him on. Uh, so there’s no sub- sector focus. It’s opportunistic. You guys are in the market. You guys are active. You guys have great deal flow. And it’s on a case-by-case basis. There’s no set mandate of like you’re not going to do deep in or whatever. Okay. Okay.

Jaime Leverton: No, very much case by case and yeah, we just given the people around this project. Uh we get to see a lot of things. We know a lot of founders. It’s um it’s fun.

Host: Is there a stage you’re looking into probably not preceded and seed. I imagine it’d be a little more mature or just doesn’t matter.

Jaime Leverton: Why do you keep trying to box me in?

Host: Just I’m trying to find the flows, you know, trying to see.

Jaime Leverton: You’re not going to get anything out of me.

Host: All right. Uh, do you guys have a have a benchmark? Are you guys trying to beat Bitcoin or is there some other benchmark that you’re trying to outperform?

Jaime Leverton: Well, yes. Trying to outperform the appreciation of the underlying assets alone.

Host: And on the yield portion, it’s staking primarily, but there’s also a potential for lending in the future.

Jaime Leverton: Yep.

Host: Can you talk to me about that lending portion?

Jaime Leverton: Uh so look, this is what Sebastian’s spending most of his time on is looking at the yield generating options. A lot of focus on the Bitcoin side because staking uh for Solana and ETH is pretty kind of mainstream and available. Um obviously we’ve been around the space a long time. Um so we’re analyzing all options is what I would tell you. I had yield relationships when at Hut 8 in 20’ I think it was 21’ we actually put some Bitcoin to work with Genesis and some with Galaxy. We were the first to do that. Mixed reaction from the market. Um I would tell you but the yields at that time were I think they were between four and 5% and we were already committed to holding the Bitcoin balance sheet. So my view and continues to be my view today. If you’re holding the asset, it behooves you to take the opportunity to have that asset go to work for you, which allows you to fund some of the overhead operating costs of the business. Um, which I think is just it’s the right thing to do as long as you’re balancing the risks that you take. So, not looking to fall into, not to name names, but any of any of the traps that led to the last collapse, which was, you know, honestly driven by uh people chasing outsized yields with um counterparties that that were not governed appropriately and then and then that leverage kind of turning into a house of cards that took a lot of space up.

Host: Thank you, yeah. How do you view risk when it comes to this yield portion? Because staking obviously not very risky. I mean obviously there is risk involved but it’s very minimal comparatively and then when it comes to lending I mean you know it really depends on what you’re doing but how do you what what’s going to be the process or the you know diligence that’s going to go into the lending I know it’s still early but you talk a little about that?

Jaime Leverton: It really starts with the counterparty like the counterparties that we work with uh have to have the right risk parameters, the right security protections, the right governance, the right tracking, so that’s kind of how we start thinking about it.

Host: And in terms of lending in the future, would you ever consider like going on chain and doing DeFi and Morpho and things like that or really sticking to companies and uh like traditional regular C corps?

Jaime Leverton: Look, we’re looking at everything regulatory clarity for that whole I believe over time we’re going to get a lot of maturity quicker now than we’ve seen historically and then we’re able to look at more opportunities that way.

Host: Yeah. You know, I’m thinking about the Onchain world. Do you think that do you think that that’s going to be necessary for lots of folks to enter in the future or do you think that there’ll be enough on-ramps with centralized companies? I don’t know, Galaxy or whoever, Coinbase, whatever that will offer these kind of DeFi, you know, Coinbase did their morpho kind of deal. Uh how important will Onchain be for traditional companies or like will it be kind of taken over by traditional customer?

Jaime Leverton: It’s hard to say. I mean traditionals are coming and we should expect to see more like big tradies start to move over the next few years as well which we really haven’t seen yet.

Host: So operationally like does ReserveOne look and act like a fund or is it more like a company? Like I’m thinking, you know, fund administrator and there’s GPLP like is that kind of the…

Jaime Leverton: We’re not a fund, right? Because we’re not active as far as rebalancing the portfolio, it rebalances based on how it’s structured on free float um with the yield tilt and then it’s just about maximizing the yield generation. Um, obviously we have we’ll have the investment committee, but it’s more it’s more a company kind of fund.

Host: And do you guys I assume all assets are going to be stored in qualified custodians.

Jaime Leverton: That’s right. Yeah, we have we did announce uh as part of our business combination agreement and press release that we partnered with Coinbase for custody of our secured Bitcoin.

Host: Very cool. Okay. And what type of investors are you targeting? Because you know there’s family office, there’s retail, there’s you know corporates for treasuries and whatnot. What is the ideal in your opinion for reserve work?

Jaime Leverton: There’s no ideal investor. I think you need a mix of everything, especially in the early days. Um in my first few years, retail was the lifeblood. It was kind of 80% of the liquidity. And if you liquidity be gets liquidity and then and then larger players can come into the stock and hedge funds and then and then eventually you get the long funds. But you kind of have to have everybody at the party. I mean that’s the way I think about it.

Host: Now how do you think about attracting those types of folks that you want to attract? What is the what is the strategy for the megaphone that you’re using in order to get these different parties on board?

Jaime Leverton: Well, look, we’ve as I say, we’ve got a team that’s got a track record. um as well as at the board level. We built something that is that is unique and we are we’re targeting I would say from a retail perspective more of the um of the new to crypto. So really focusing on building a blue chip governance forward transparent professional organization that maybe looks and feels and sounds a little more TradFi and kind of do in embedding education to bring them along the journey. So kind of uh really acting as a as a new kind of bridge between um TradFi and crypto.

Host: Very cool. Yeah. Really quick on that point, your board is insane. It’s like Wilbur Ross.

Jaime Leverton: Yeah.

Host: John D’Agostino, Gabriel Abed, Marie Collins, and uh Chinh Chu?.

Jaime Leverton: Chinh Chu.

Host: Chinh Chu. Uh he’s the only one who look up, but everyone else is just incredible. How did you - what was your pitch though?

Jaime Leverton: They pitched me. It was actually it was actually Chinh um and Reeve that had the initial kind of idea that they wanted to do something. Chinh and I have some mutual friends and so he asked if they knew somebody with public market CEO crypto experience which is not a long list of people. Uh so I had the opportunity to meet Chinh and we kind of talked through how he was thinking about it, my experience in the space, who else who else might get excited about an opportunity like this and then kind of over time that’s how we were we were born and that’s how kind of the brand and the vision all started to be crafted and built out. Um CC Capital which Chinh is the founder and CEO of is our strategic partner in this. So they actually um provide shared services to us. So, our head office is embedded in their head office. They provide HR, IT, um, which allows us to keep the FTE count down because we’re a small management team. Um, and we intend to stay that way, but we do need uh this the support of those other functions. And so, this setup is working really well.

Host: And you know, just to provide context, Chinh is he was early at BlackRock. I think he was employee number five or something like that.

Jaime Leverton: Employee five.

Host: Em, head of global PE?

Jaime Leverton: Yeah.

Host: Um Gabriel I’m lagging on this background but uh…

Jaime Leverton: Gabe uh was the uh started mining in Barbados and I always get… in either 11 or 12.

Host: Okay. Wow. Like the OG

Jaime Leverton: OG.

Host: He’s works at Binance now or something. I forget.

Jaime Leverton: He’s the chair.

Host: Okay.

Jaime Leverton: Based in based in Abu Dhabi and he was the Barbadian ambassador to the UAE um up until a year or two ago but maintains his residency there and is active very active in the ecosystem does lots has lots of projects on the go always has and just a really um important advocate for the space going back almost to the beginning.

Host: And Reeve is a former CEO and co-founder of Tether.

Jaime Leverton: That’s right.

Host: John was at or still is I think president of Coinbase.

Jaime Leverton: No, he’s the head of um strategy at Coinbase Institutional.

Host: Okay. Okay. So, it incredible. Like absolutely insane. How do you…

Jaime Leverton: I’m trying to make the Avengers stick cause that way I get to be Scar-Jo.

Host: I like it. Very good. Very good. So, what do you what do you see as your primary role at ReserveOne? You know, because I joke with my partner Dan, you know, we run a fund, but I tell him, I’m like, Dan, I’m in sales. Like, I sell LPs, I sell founders, I’m just in sales. How do you view your role?

Jaime Leverton: Well, the CEO of a public company, your role is a little bit of everything because you’re the ultimate fiduciary, right? So, uh managing risk is a critical part of the job. Marketing, working with investors, telling the story. That’s another critical part of the job. And it’s kind of a bit bipolar cause one’s uh really internally focused and one’s really externally focused. And it’s important to have a really strong team around you, which uh I’m super blessed that we do. Our CMO and our uh chief legal officer are spectacular. So, I kind of toggle between everybody depending on um what microphone I need to be welding.

Host: Very cool. Okay. So, everything goes great. Let’s give like a 10 year track.

Jaime Leverton: 10 years in crypto?

Host: 10 years in crypto. I know it’s very very long, but like where do you see ReserveOne? Where could it go and what could it be doing in a you know a longer 5-10 year time frame?

Jaime Leverton: Yeah. I think that’s one of the most exciting parts of being in a position like this. We have the structure um where we can really take it anywhere. Um and we’ve got the team that has the ability to do that. So we built something that we that we intend to be here for 10 years, 20 years, 30 years. um really trying to build one of the dominant players in the space in a in a in a new in a new way. So God willing you and I are still sitting here in 10 years.

Host: Awesome. Very cool. All right. I want to switch up a bit to kind of more general questions. So, you know, we’ve seen MNAVs come down on these different DATs, but crypto prices are still, you know, maybe not today, but still pretty healthy and still kind of generally upwards. What do you attribute to that that you know that that kind of uh decrease here?

Jaime Leverton: I think saturation certainly a lot a lot of stuff came to market in a really short period of time. So there the ability for more capital to flow into a similar place is constrained. I think in some cases it’s difficult to understand you know the difference. I think I heard this morning uh there are 300 DATs. I think all but us are passive or are single asset. Some generate yield, most are passive. All different sizes scales. I did a panel with Tom Lee last week, he said he quoted that there are 70 ETH dots alone which is wild. So I think that’s people and people are just trying to figure out um what makes sense for what. What are the differentiators and then and then how does this market kind of mature? I think it was a pretty big bang establishment. Obviously, strategy’s been around for a long time. But it really wasn’t until late spring that that all these new entrances kind of appeared, not just in North America, but globally as well.

Host: Yeah, do you think…

Jaime Leverton: Although Sailor would tell you cause he’s I heard him say it a couple weeks ago. Um, cause somebody asked the question, how many of these DATs do we need? Um, and he said, how many banks in the US do we need? Do we need 5,000 banks in the US? But they all serve a purpose. So his view um and hopefully he doesn’t mind me quoting his view but he did say it public is that this is just the beginning of an entirely new category and there’s nothing but room for growth. It just needs to mature.

Host: So do you think that single asset debts need to exist if the yeah if the token’s readily available you know ETFs and whatnot do they need to exist the single asset DATs?

Jaime Leverton: Well, the single asset DATs versus if you think if you just think about it versus a straight ETF, their relationship with leverage is very different. And so it’s it is a fundamentally different product. Um and it it’s really what are you looking for? An ETF um definitely passive. Very few of them generate yields. They don’t have the ability for longer term leverage like a corp does. So it’s just a different product.

Host: Do you foresee consolidation in the future within that space? Do you think that the larger DS are going to eat up the smaller ones if especially if MNAV continues to you know fluctuate?

Jaime Leverton: In the space we do, you do expect to see that uh we saw consolidation of miners they kind of had gone like this a little bit with market cycles. So that’s probably a natural evolution. I think we’ve got a number of teams that are that are new to public markets. Um sometimes I wonder if everyone’s fully got through the stomach you have to have to sit in this chair for an elongated period of time. And but it’s all going to be about market maturity and it’ll find its natural resting place.

Host: All right. So I think you have a incredible view at kind of the institutional crypto landscape. In your opinion, where are we in that in that? Are we in like the first inning? Are we in like the third inning? Like where in terms of institutional crypto adoption…

Jaime Leverton: First.

Host: Really? So it’s like square one.

Jaime Leverton: Really early. Although Jays won last night they beat the Yankees. Maybe it’s the second inning?

Host: Okay. So, so which uh do you pay attention to macro variables like you know raise liquidity geopolitics and things like that uh pertaining to ReserveOne or you just like blinders on I’m focused on just my number one goal which is this I don’t care about…

Jaime Leverton: But everything’s connected like every and that’s always been true for crypto because crypto is borderless and so it’s like the you know the butterfly effect and great example is when China banned Bitcoin mining that had just a massive impact on money economics. How the how uh the mining industry then moved geographically over the next few years how then you started to look at how other regulatory regimes started to think about mining and which ones went pro and then and then you know same thing with uh with treasury strategies as we think about a hot conversation that we touched on earlier is the strategic bitcoin reserve and you know Lummis has a bill out there that is encouraging the government to try to find a way to acquire bitcoin in a budget neutral way. In addition to what it gets through confiscation and we know we know there are there are other nations doing that or looking at that and I think that’s a that’s a really important space to watch and think about there’s all kinds of implications. You know obviously global macroeconomics but then there’s a defense consideration like do you how where do you want to fall in line as far as like standing up a Bitcoin position, how aggressive do you want to be, like how does that play into the geopolitical landscape? I think, you know, there’s so much to think about and watch. Um and then we we’ve got, you know, the government shutdown. How does how’s that going to impact uh CLARITY, the strategic Bitcoin bill, getting the rest of Genius through? Like all of these, everything’s interconnected. And I think I think it’s fair to say a number of jurisdictions are kind of watching what the US does. Um and then they’ll kind of mirror or figure out how they want to fall in line after the US kind of sets up this framework. Um so yeah, you have to watch it.

Host: Do you have thoughts on the dollar’s performance this year? It’s been pretty, pretty abysmal. I think we’re like down 14% or you know what uh and gold is absolutely ripping. So like it makes me a bit nervous. I’m like are we in trouble here? Um do you have any thoughts on that?

Jaime Leverton: I think this de-dollarization trade, they’re actually calling it that now. Um the or the inflation hedge. That’s why gold’s ripping. I think Bitcoin is starting to move. Um it’s been interesting, at the beginning of the year, I wouldn’t have predicted gold to outperform Bitcoin. As of October year to date. And it’ll be fascinating to see how they end up, you know, full fiscal 25. Um, but I really think this is has a lot to do with inflation and geopolitics of people just looking for hedges.

Host: Spooky. Well, we will see. We will see. All right, Jaime, it’s time for the closing questions.

Jaime Leverton: Okay.

Host: All right. First one. What is your Bitcoin price prediction? Give us one year from today.

Jaime Leverton: I’ll make one prediction. I think the cycle breaks. I don’t think…

Host: This four-year cycle?

Jaime Leverton: I think this is the cycle that breaks the four-year cycle. I’ve never said that before. I was pretty confident the last one was going to follow the pattern. But the more tea leaves that I’m reading and looking at, I think the cycle breaks, this time. And with that, it makes Bitcoin price prediction at this stage of the cycle even more difficult. It can easily be over 250.

Host: Respectable number like it. So double click on that breaking in the four-year cycle. Is that due to the institutional players coming in and they, their capital is just so much larger than retail or what is the thought process there?

Jaime Leverton: Uh institutional players increased necessity of money printing so increased inflationary activities. There is there’s pent-up demand from uh from digital asset treasury companies that had the capital but haven’t yet acquired the underlying assets. And so that there’s there is pent-up demand in the system that’s been pre-committed and is pretty sizable. The DAT trade could fundamentally change the dynamics of the market the because if you think about it’s supply and demand and the DATs are arguably permanent capital. Bitcoin locked up indefinitely. Uh and they’re not going to sell it down for pennies on the dollar. If things get really hairy, in all likelihood, it just rolls up to someone else. But the Bitcoin is preserved in that format. Um and then you get institutions coming in. I think you get increased activity on the global level. It could get really spicy. Or we could get another fall upset and I could be completely wrong and it could be 70 this time next year because we’re deep in a bear.

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Participants in the Solicitation

Each of M3-Brigade, ReserveOne, Pubco and their respective directors, executive officers and certain other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from M3-Brigade’s shareholders in connection with the Proposed Business Combination. Information regarding the persons who may be considered participants in the solicitation of proxies in connection with the Proposed Business Combination, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when they are filed with the SEC. Information regarding the directors and executive officers of M3-Brigade is set forth in (i) Part III, Item 10. Directors, Executive Officers and Corporate Governance of M3-Brigade’s Annual Report on Form 10-K and (ii) M3-Brigade’s Current Reports on Form 8-K filed with the SEC on May 27, 2025 and June 18, 2025. Information regarding the identity of all potential participants, and their direct and indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties.

Examples of forward-looking statements include, but are not limited to, statements with respect to the Proposed Business Combination. Such statements include expectations, hopes, beliefs, intentions, plans, prospects, financial results of strategies regarding the Company, Pubco, the Proposed Business Combination and statements regarding the anticipated benefits and timing of the completion of the Proposed Business Combination, the price and volatility of cryptocurrencies, the growing prominence of cryptocurrencies, the macro and political conditions surrounding cryptocurrencies, plans and use of proceeds, objectives of management for future operations of the Company and Pubco, expected operating costs of Pubco, the Company and its subsidiaries, the upside potential and opportunity for investors, the Company’s plan for value creation and strategic advantages, market site and growth opportunities, regulatory conditions, competitive position and the interest of other corporations in similar business strategies, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Business Combination, the satisfaction of closing conditions to the Proposed Business Combination and the level of redemptions of M3-Brigade’s public shareholders, and the Company’s and Pubco’s expectations, intentions, strategies, assumptions or beliefs about future events, results at operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, but are not limited to:

●	the risk related to ReserveOne’s lack of operating history as an early stage company, and the information included on this report discusses a business plan that ReserveOne expects to implement upon consummation of the Proposed Business Combination;

●	risks related to ReserveOne’s anticipated business strategy;

●	the risk that the Proposed Business Combination may not be completed in a timely manner or at all;

●	the failure by the Parties to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of M3-Brigade’s shareholders;

●	the failure to realize the anticipated benefits of the Proposed Business Combination;

●	the limitations on our investments in certain tokens and allocations to yield generation and venture activities under securities laws;
●	the outcome of any potential legal proceedings that may be instituted against Pubco, ReserveOne, M3-Brigade or others following announcement of the Proposed Business Combination;

●	the level of redemptions of M3-Brigade’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of M3-Brigade or the shares of Class A common stock of Pubco;

●	the failure of Pubco to obtain or maintain the listing of its securities on any stock exchange on which the Class A common stock of Pubco will be listed after closing of the Proposed Business Combination;

●	costs related to the Proposed Business Combination and as a result of Pubco becoming a public company;

●	changes in business, market, financial, political and regulatory conditions;

●	risks relating to ReserveOne’s anticipated operations and business, including the highly volatile nature of the price of cryptocurrencies; risks related to increased competition in the industries in which ReserveOne will operate;

●	risks relating to significant legal, commercial, regulatory and technical uncertainty regarding cryptocurrencies; risks related to the treatment of cryptocurrency and other digital assets for U.S. and federal, state, local and non-U.S. tax purposes;

●	risks that after consummation of the Proposed Business Combination, ReserveOne experiences difficulties managing its growth and expanding operations;

●	challenges in implementing the business plan, due to lack of an operating history, operational challenges, significant competition and regulation;

●	being considered to be a “shell company” by any stock exchange or by the SEC; and

●	those risk factors discussed in documents of M3-Brigade or Pubco filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section in the final prospectus of M3-Brigade dated as of July 31, 2024 and filed by M3-Brigade with the SEC on August 2, 2024, M3-Brigade’s Quarterly Reports on Form 10-Q, M3-Brigade’s Annual Report on Form 10-K and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and M3-Brigade, and other documents filed or to be filed by M3-Brigade and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither ReserveOne, Pubco or M3-Brigade presently know or currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the Parties or any of their representatives assumes any obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of the Parties or any of their representatives gives any assurance that any of ReserveOne, Pubco or M3-Brigade will achieve its expectations. The inclusion of any statement in this Report does not constitute an admission by ReserveOne, Pubco, M3 Brigade or any other person that the events or circumstances described in such statement are material.